US Gold Corporation

99 George Street, 3rd Floor
Toronto, Ontario
Canada M5A 2N4

April 22, 2009

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	US Gold Corporation
Registration Statement on Form S-3
Registration No. 333-157998

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of US Gold Corporation, a Colorado corporation (“US Gold”) that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:30 p.m. (EST) on April 23, 2009, or as soon thereafter as practicable.

In connection with this request for acceleration, US Gold acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve US Gold from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  US Gold may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

US Gold Corporation

By:	/s/ PERRY Y. ING
Perry Y. Ing
Vice President

cc:	George A. Hagerty, Esq.
Tara L. Dunn, Esq.